UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-           .1

ASX & MEDIA RELEASE 26 AUGUST 2005
NOVOGEN SALES UP, CLINICAL TRIAL RESULTS EMERGING
Pharmaceutical company Novogen Limited (ASX:NRT, NASDAQ:NVGN), has ended the 2004/5 financial year with a lift in sales by its consumer products business and encouraging preliminary data from its advanced pharmaceutical clinical trial program.
Revenue for the year was $17.7 million ($16.4 million) and included a five per cent increase in sales of consumer products from $12.7 million to $13.4 million.
The sales increase was the result of more targeted promotional programs emphasising Novogen’s product range as the most clinically trialled natural alternatives, and an extension of distribution channels in Australasia, the EU and the US.
Cash reserves at 30 June 2005 were $47.3 million, a decrease of $11.1 million over the year.
Cash was used primarily for research and development expenses of $10.2 million, an increase of $1.9 million from $8.3 million in the previous corresponding period.
Funds were expended on the Novogen Group’s human clinical trial program, including the anti-cancer drug, phenoxodiol, and cardiovascular and anti-inflammatory research and development.
Phenoxodiol is currently being evaluated by Novogen’s majority owned subsidiary, Marshall Edwards Inc. (MEI), in phase II clinical trials for the treatment of prostate cancer, ovarian cancer and squamous cell carcinomas (SCC) of the cervix, vagina and vulva.
According to Novogen managing director, Mr Christopher Naughton, the Group would continue to increase its commitment to research and development.
“Our strong cash position and Improved sales from our consumer products division ensure we will be able to maintain momentum with advanced research and development into isoflavones and pharmaceuticals based on our patented human phenolic hormone technology,” Mr Naughton said.
During the year the Group made significant progress in the clinical development of phenoxodiol including:
•	In November 2004, MEI was granted “fast track” status with the US Food and Drug Administration (FDA) for its intended use as a chemo-sensitising agent in combination with pacitaxil or cisplatin in patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes

•	In January 2005, researchers from Yale University School of Medicine revealed that phenoxodiol considerably enhanced the ability of the drug docetaxel to kill human ovarian cancer cells in the laboratory. The researchers also found the effect of phenoxodiol enabled 1/100th of the amount of docetaxel to be used as docetaxel alone on cells previously found to be resistant to docetaxel

•	In January 2005, the US FDA granted “fast track” status for oral phenoxodiol for prostatic adenocarcinoma that is resistant to both hormonal and cytotoxic chemotherapy. Under the FDA Modernization Act (1997), designation as a “fast track” product means that phenoxodiol is eligible for certain accelerated marketing approval programs although it does not ensure future regulatory approval.

•	In May, 2005, preliminary results were received from the combination therapy trial for patients with late stage refractory ovarian cancer being conducted at Yale New Haven Hospital in the United States and

the Royal Women’s Hospital in Australia. These preliminary results revealed that 33 per cent (12/36) of patients who were on combination therapy that included phenoxodiol experienced a complete or partial response.
The Novogen Group was granted 10 patents during the 2004/5 financial year increasing to 45 the number of issued patents protecting its isoflavone technology and pharmaceutical drug pipeline.
In January 2005, Novogen settled its patent infringement suit against the US General Nutrition Corporation (GNC); Novogen received cash and the reinstatement of its consumer products in GNC’s retail outlets.
Novogen’s operating loss attributable to shareholders for the year ended 30 June 2005, was $11.1 million compared with $10.9 million for the previous corresponding period, with the net loss after tax for the Group decreasing from $12.6 million to $12.3 million for the same period.
Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.
Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	ASX (CODE NRT) NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION	:	MR CHRISTOPHER NAUGHTON, CHIEF EXECUTIVE OFFICER OR
MR DAVID SEATON, CHIEF FINANCIAL OFFICER.
NOVOGEN LIMITED, TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY	:	WESTBROOK COMMUNICATIONS
CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157

This release can be downloaded from www.westbrookfin.com.au

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com
140 Wicks Road, NORTH RYDE, NSW, 2113
Telephone: 02 9878 0088
APPENDIX 4E
incorporating
ANNUAL REPORT
FOR THE YEAR
30 JUNE, 2005

Novogen Limited
Appendix 4E Specific Requirements
30 June, 2005
RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$‘000
Revenues from ordinary activities	up	7.5%	to	17,678

Loss from ordinary activities after tax attributable to members	up	1.8%	to	(11,129)

Profit (loss) from extraordinary items after tax attributable to members	N/A	—	to	—

Net profit (loss) for the period attributable to members	up	1.8%	to	(11,129)
The amounts included in this report are for the financial year ended 30 June, 2005. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2004 unless otherwise stated.

$
Net tangible assets per share:

Year ended 30 June, 2005	0.62
Year ended 30 June, 2004	0.72
The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2005.
Refer to Review and Results of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.
Directors’ Report	4–18

Auditors’ Independence Declaration	19

Corporate Governance Statement	20-22

Statements of Financial Performance	23

Statements of Financial Position	24

Statements of Cash Flows	25

Notes to and forming part of the financial statements	26-62

Directors’ Declaration	63

Independent audit report to the members	64-65

ASX additional information	66-67

DIRECTORS’ REPORT	4
Your Directors submit their report for the year ended 30 June, 2005.
This annual report has been based on accounts which have been audited.
DIRECTORS
The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.
Names, qualifications, experience and special responsibilities.
Philip A Johnston Non-Executive Chairman
Dip Eng (Production)
Non-Executive Director since 1997, Mr Johnston was elected chairman of the Novogen Group with effect from 1 January 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School. Mr Johnston is also a Director of Lipa Pharmaceuticals Limited.
During the last three years Mr Johnston has served as a director of the ASX listed company, Lipa Pharmaceuticals Limited and as a director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Christopher Naughton Managing Director
BEc, LLB
Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 20 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.
During the last three years Mr Naughton has served as CEO and director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Professor Graham E Kelly Executive Director
BSc(Vet), BVSc, PhD
Executive Director since 1994, Professor Kelly is founder and was the first Managing Director of Novogen Limited. Professor Kelly was Chairman of the Novogen Group until 31 December 2000, a position he had held since March 1997. He has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Professor Kelly was Senior Research Fellow in Experimental Surgery in the Faculty of Medicine at the University of Sydney and was appointed an Adjunct Professor of the University in May 2004. He developed the ß-1, 3-Glucan and Isoflavone intellectual property now owned by the Novogen Group.
During the last three years Professor Kelly has served as Chairman and director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

DIRECTORS’ REPORT	5
Professor Paul J Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA, FCSANZ
Professor Nestel is currently a Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is president of the International Life Sciences Institute (Australasia) and is a member of the board of directors of ILSI South East Asia. He was formally Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 400 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia.
During the last three years Professor Nestel has served as a director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Peter B Simpson Non-Executive Director
MPharm, PhC
Non-Executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries.
During the last three years Mr Simpson has served as a director for the ASX listed company Norwood Abbey Limited (October 1999 to November 2002).
Dr Leanna C Read Non-Executive Director
BAgSc (Hons), PhD, FTSE
Dr Read was appointed Non-Executive Director in September 2003. Dr Read is founder and Managing Director of TGR BioSciences Pty Ltd, an early-stage biotech company that discovers novel bioactives by high-throughput screening. She has 15 years of experience in leading and managing commercially-related research organisations, including the CRC for Tissue Growth and Repair, and the Child Health Research Institute. Dr Read holds a professorial appointment at Flinders University and has published over 90 scientific papers. Board appointments currently include the Prime Minister’s Science and Engineering Council and the Australian Proteome Analysis Facility Inc. Dr Read was a member of the Industry Research and Development Board for six years until 2002 and chaired its Biological Committee. She is a Fellow of the Australian Academy of Technological Sciences and Engineering and has been awarded the inaugural Biotechnology Industry Service Award.
Mr Geoffrey M Leppinus Non-Executive Director
BEc FCA
Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian

DIRECTORS’ REPORT	6
subsidiaries of US listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.
COMPANY SECRETARY
Ronald L Erratt
FINA
Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.
Directors’ interests in the shares and options of the Company
At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary shares	Options
	fully paid	Number outstanding	Exercise price	Expiry date
P A Johnston	48,594	3,128	4.01	27-Oct-05
C Naughton	633,511	—	—	—
G E Kelly	8,334,152	—	—	—
P J Nestel AO	32,000	—	—	—
P B Simpson	500	3,128	4.01	27-Oct-05
L C Read	2,000	—	—	—

	9,050,757	6,256

DIRECTORS’ REPORT	7
KEY FINANCIAL DATA

	2005	2004	Percentage
	$'000	$'000	change
Revenue from ordinary activities	17,678	16,446	7.5%

Loss from ordinary activities after tax attributable to members	(11,129)	(10,935)	1.8%

Loss for the period attributable to members	(11,129)	(10,935)	1.8%

Net tangible assets per share (dollars)	0.62	0.72
Earnings per share

	2005	2004
	Cents	Cents
Basic and diluted earnings/(loss) per share	(13.9)	(14.8)
Dividends paid or recommended
The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.
CORPORATE INFORMATION
Corporate structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following controlled entities:

Name of entity	Country of incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex, Inc.	USA	84.3
Novogen Limited(UK)	UK	100
Promensil Limited	UK	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	USA	86.9
Marshall Edwards Pty Limited	Australia	86.9

DIRECTORS’ REPORT	8
Nature of operations and principal activities
The principal activities of the entities within the Group during the year were:
•	pharmaceutical research and development; and

•	manufacturing and marketing of health supplements.
There have been no significant changes in the nature of those activities during the year.
Employees
The Group employed 75 people as at 30 June, 2005 (2004: 67 people)
OPERATING AND FINANCIAL REVIEW
Operating results for the year
Cash resources
The Group finished the year in a strong cash position. At 30 June, 2005, the group had cash balances of $47.3 million, a decrease of $11.1 million from the previous year’s balance of $58.4 million. Cash was used to fund the companies operations including the clinical trail program for the anti-cancer drug phenoxodiol, being undertaken by Novogen’s 86.9% owned subsidiary Marshall Edwards, Inc. Cash resources were also used to fund the ongoing efforts in the areas of cardiovascular and anti-inflammatory research and development. Cash was also used to supplement the cash flows from the consumer products business and general corporate purposes.
During November 2004, Glycotex Inc, the Company’s US subsidiary received a total of $0.9 million following the exercise of 90,000 warrants at an exercise price of $10.00 per share. The warrants were issued as part of the initial private placement made by Glycotex to fund a clinical trial of its experimental wound healing compound glucoprime. Also, Novogen issued 10,000 of its shares following the conversion of 5,000 Glycotex shares under the terms of the Novogen convertible security. Glycotex Inc holds a licence from Novogen Limited for the development of its Glucan technology.
In April 2005 Glycotex issued a further 237,778 shares of common stock in a private placement. The proceeds of the placement amounted to $5.183 million. As a result of the above transactions, Novogen retains 84.3% of Glycotex Inc.
Net loss
The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of $1.2 million, increased by $0.2 million to $11.1 million from a loss of $10.9 million for the previous year.
The net loss from ordinary activities after income tax for the consolidated group for the year ended 30 June, 2005 decreased by $0.3 million to $12.3 million from $12.6 million for the previous year. The decrease in the Company’s net loss for the year ended 30 June, 2005 was due to an increase in sales revenues, other revenues and savings in selling and promotional expenses, these were partially offset by an increase in research and development expenditure.
Revenue
The Group earned gross revenues for the year ended 30 June, 2005 of $17.7 million versus $16.4 million in the previous corresponding period, an increase of $1.3 million. The increase in revenue was due to increased sales of the Company’s consumer products which were $13.4 million for the year ended 30

DIRECTORS’ REPORT	9
June, 2005 compared with $12.7 million for the previous year, an increase of $0.7 million or 5%. This increase compares with a 35% decrease in sales revenue in the fiscal year ended June 30, 2004. The other major impact on revenue was due to royalty receipts in line with the Company’s licence agreement with “The Solae Company” (licence transferred to Archer Daniels Midland Company (ADM)) and Licence fees received from Melbrosin International GmbH & Co under the terms of a licence agreement resulting from the recent granting to Novogen of certain patents relating to our consumer business. These receipts were partially off set by a reduction in START Grant income coinciding with the completion of the START Grant agreements.
Sales in Australasia for the year ended 30 June, 2005 were up $0.6 million or 15% to $4.6 million from $4 million for the previous year. Sales in North America reduced by $0.2 million to $6.2 million for the year down from $6.4 million for the previous year. Sales in Europe of $2.5 million for the year were up slightly by $0.2 million. Sales levels of our consumer products have started to benefit from our targeted promotional programs with sales increasing in Australasia and Europe. We have also made a significant impact on sales levels in the North American market with sales declining by 3%, slowing the rate of the prior year. We expect the market for menopause products to continue to be affected by the safety and efficacy of HRT and natural alternatives debate. Also it will take some time for confidence to return to the global market. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market. Sales revenues are starting to increase in response to focused marketing initiatives, increased sales representation to pharmacies, and extended distribution.
Expenses
Total expenses before interest and tax increased by $1.0 million to $29.9 million for the year ended 30 June, 2005 from $28.9 million for the previous year. Cost of Goods Sold reduced by $0.1 million. Other savings were achieved in selling and promotional expenses which were $1.4 million lower than for the same period last year, in line with the Company’s strategy to further target its promotional efforts and to conserve cash. Research and development expenses were $10.2 million, an increase of $1.9 million from $8.3 million for the same period last year, reflecting the costs associated with progressing the pre-clinical and clinical development program.
Clinical development
Major advances were made during the year on the Group’s clinical development program.
Phenoxodiol
The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 86.9% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer and squamous cell carcinomas (SCC) of the cervix, vagina and vulva.
During 2005 the Group made significant progress in the clinical development of phenoxodiol including:
•	In November 2004, Marshall Edwards, Inc. announced that the Food and Drug Administration (FDA) had granted intravenous phenoxodiol “fast track” status for its intended use as a chemo-sensitising agent in combination with pacitaxil or cisplatin in patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes.

•	In January 2005, Marshall Edwards, Inc. announced that researchers from Yale University School of Medicine found that phenoxodiol considerably enhances the ability of the drug docetaxel to kill human ovarian cancer cells in the laboratory. The researchers also found that the synergistic effect of phenoxodiol allowed 1/100th of the amount of docetaxel to be used as docetaxel alone on cells previously found to be resistant to docetaxel.

•	In January 2005, Marshall Edwards, Inc. announced that the Company had received “fast track”

DIRECTORS’ REPORT	10
designation from the FDA for oral phenoxodiol for prostatic adenocarcinoma that is refractory to both hormonal and cytotoxic chemotherapy. Under the FDA Modernization Act of 1997, designation as a “fast track” product means that phenoxodiol is eligible for certain accelerated marketing approval programs. We cannot be sure however that phenoxodiol will receive any future regulatory approval.

•	In May, 2005 Marshall Edwards, Inc announced preliminary results from the combination therapy trial for patients with late stage refractory ovarian cancer being conducted at Yale New Haven Hospital in the United States and the Royal Women’s Hospital in Australia. These preliminary results revealed that 33% (12/36) of patients who were on combination therapy that included phenoxodiol experienced a complete or partial response.
Corporate developments
The Company has been notified by the Therapeutic Goods Administration (TGA) that it is reviewing the current listing status of the Company’s dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicines and it has submitted supporting data to the TGA. In the event of a determination by the TGA that the products are not correctly listed the Company will consider what further appropriate actions are available.
In February 2005 the Company announced that the licence covering Novogen patent rights to soy isoflavones which was with the DuPont joint venture company Solae LLC, had been transferred to Archer Daniels Midland (ADM). Under the terms of the transfer, ADM assumes the rights and obligations formally held by Solae, including the obligation for royalty and milestone payments under the terms of the licence.
Intellectual property development
During the year 10 patents were granted over the Company’s intellectual property. The areas with expanding patent cover include isoflavone formulation and uses, synthetic drug compounds and their use, and a novel food product.

Europe
Patent # 0656786	Use of isoflavone phyto-oestrogen extracts of soy or clover

Australia
Patent # 776131	Food product and process
Patent # 776894	Therapeutic methods and compositions involving isoflavones
Patent # 777632	Health supplements containing isoflavones
Patent # 777561	Health supplements containing phyto-oestrogen, analogues or metabolites thereof
Patent # 777653	Health supplements containing phyto-oestrogen, analogues or metabolites thereof
Patent # 779210	Treatment or prevention of menopausal symptoms and osteoporosis

Singapore
Patent # 90371	Food product and process
Patent # 81773	Production of isoflavone derivatives

New Zealand
Patent # 506063	Therapeutic methods and compositions involving isoflavones
These grants bring the number of Company patents granted to 45.
In January 2005 Novogen announced that it had settled with General Nutrition Corporation (GNC) a legal action it had taken for the alleged infringement by GNC of one of Novogen’s US patents. In addition to an undisclosed monetary settlement, GNC has agreed to reinstate the sale of Promensil through its retail outlets.

DIRECTORS’ REPORT	11
Management of risk
The Group has established controls at Board level designed to safeguard the interests of the Group and ensure integrity in the reporting to shareholders. Group policies are in place to minimise risk that arise through the Group’s activities. These include policies that:
•	ensure Board approval of a strategic plan, which encompasses the group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;

•	ensure that capital expenditure above a set level is approved by the Board;

•	ensure business risks are appropriately managed through an insurance and risk management program;

•	ensure that safety, health, environmental standards and management’s systems are monitored and reviewed to achieve high standards of compliance and performance;

•	ensure that cash resources are invested in high quality, secure, financial institutions; and

•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.
Significant events after balance date
There have been no significant events occurring after balance date which have had a material impact on the business.
Likely developments and expected results of operations
The directors foresee that during the 2005/2006 financial year, the Group will continue to advance the research and development into isoflavone applications and more advanced pharmaceuticals in the area of human phenolic compound technology.
The Group expects to continue to commit cash resources in the clinical development program that is underway, particularly the clinical program for phexoxodiol and the cardiovascular and anti-inflammatory drug programs.
The marketing and sales of the consumer isoflavone products are expected to continue in both existing markets and to develop into new regions, particularly into Europe.
Environmental regulation and performance
The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Entity’s pilot manufacturing operations in North Ryde. The Entity also holds Dangerous Goods licenses for its manufacturing operations in Australia.
There have been no significant known breaches of the Group’s licence conditions.
Share options
As at the date of this report there were 1,298,408 unissued ordinary shares under options (1,351,938 at balance date). Refer to Note 15(b) of the Financial Statements for further details of the options outstanding.
Shares issued as a result of the exercise of options

DIRECTORS’ REPORT	12
During the year, employees and consultants have exercised options to acquire 312,119 fully paid ordinary shares in Novogen Limited at a weighted average price of $2.84.
During the year 276,844 options have been issued under the Novogen Limited Employee Share Option Plan to a total of 47 eligible employees:

Number	Exercise price	Exercisable on or after	Expiry
69,211	$4.90	16 March 2006	16 March 2010
69,211	$4.90	16 March 2007	16 March 2010
69,211	$4.90	16 March 2008	16 March 2010
69,211	$4.90	16 March 2009	16 March 2010
During the year 14,244 options were issued to two Novogen consultants as follows:

Number	Exercise price	Exercisable on or after	Expiry
3,561	$4.90	16 March 2006	16 March 2010
3,561	$4.90	16 March 2007	16 March 2010
3,561	$4.90	16 March 2008	16 March 2010
3,561	$4.90	16 March 2009	16 March 2010
Indemnification and insurance of Directors and Officers
The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:
a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b)	paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

the Group has paid premiums to insure each Director or Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company. The total annual premium of the insurance paid by the Company was $184,000.

DIRECTORS’ REPORT	13
REMUNERATION REPORT
This report outlines the remuneration arrangements in place for directors and executives of Novogen Limited (the Company).
Remuneration Philosophy
Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which Directors and Executives are assessed is aligned with the financial and non-financial objectives of Novogen Limited, however, directors and senior executive annual remuneration have no variable performance elements that are directly linked to company performance.
Employee share option plan.
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. Options vest equally over a four year period from date of grant and expire five years after grant date.
All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
Remuneration committee
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives.
The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.
Remuneration structure
In accordance with best practice corporate governance, the structure of non-executive directors and executive director and senior management are separate and distinct.
Non-executive director remuneration
The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. The latest determination was at the Annual general Meeting held on the 24th September 1998 when the shareholders approved an aggregate remuneration of $280,000.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed periodically.
Each non-executive director receives a fee for being a director of the company. An additional fee is also

DIRECTORS’ REPORT	14
paid for each board committee on which a director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on one or more sub committees.
The remuneration of non-executive directors for the period ending June 30, 2005 is detailed in the table below.
Executive and senior manager remuneration
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.
All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
The performance criteria against which Directors and Executives are assessed is aligned with the financial and non-financial objectives of Novogen Limited.
Employment contracts
It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the specified Executives except for the VP Commercial and Corporate Development. The contract term for the CEO is five years with a six months notice period. The contracts for service between the Company and Executive Director and the specified Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee.
Director remuneration for the year ended June 30, 2005

	Annual emoluments			Long term emoluments					Total
	Base fee	Committee fee	Other	Termination &	Options granted			Super-annuation
				similar payments
						Amortised cost	Remuneration
	$	$	$	$	Number	$	%	$	$
PA Johnston	90,588	14,000	—	—	—	136	0.12%	9,412	114,136
C Naughton	507,724	—	53,643	—	—	—	—	45,696	607,063
GE Kelly	334,314	—	29,981	—	—	—	—	30,088	394,383
PJ Nestel AO	70,000	12,000	—	—	—	—	—	—	82,000
LC Read	36,368	4,000	—	—	—	—	—	3,632	44,000
PB Simpson	35,376	16,000	—	—	—	136	0.24%	4,624	56,136
G Leppinus *	15,160	1,660	—	—	—		—	1,513	18,333

	1,089,530	47,660	83,624	—	—	272	—	94,965	1,316,051
* appointed 24 February, 2005

DIRECTORS’ REPORT	15
Remuneration of the named executives (including the Company Secretary) who receive the highest remuneration for the year ended June 30, 2005

	Annual emoluments			Long term emoluments				Total
	Base fee	Other	Termination &	Options granted			Super-annuation
			similar payments
					Amortised cost	Remuneration
	$	$	$	Number	$	%	$	$
AJ Husband	286,818	51,155	—	22,592	40,940	10.12%	25,814	404,727
DR Seaton	298,526	20,085	—	22,592	41,031	10.62%	26,867	386,509
WJ Lancaster (USA)	186,822	6,197	—	10,224	21,595	9.21%	19,915	234,529
BM Palmer	142,942	33,594	—	12,392	23,366	10.98%	12,865	212,767
CD Kearney	164,376	22,951	—	12,088	21,417	9.58%	14,794	223,538
RL Erratt	152,026	20,157	—	12,264	23,774	11.34%	13,682	209,639

	1,231,510	154,139	—	92,152	172,123		113,937	1,671,709
Value of options for executives granted, exercised or lapsed during the year ended June 30, 2005.

				Total value of
	Options Granted	Options Exercised	Options Lapsed	options granted,
		Value at exercise	Value at time of	exercised and
	Value at grant date	date	Lapse	lapsed
AJ Husband	66,800	24,943	—	91,743
DR Seaton	66,800	—	—	66,800
WJ Lancaster (USA)	30,230	118,877	—	149,107
BM Palmer	36,641	12,059	—	48,700
CD Kearney	35,742	—	—	35,742
RL Erratt	36,262	8,366	—	44,628

	272,475	164,246	—	436,721
During the year no options were granted, exercised or lapsed for any of the directors.
Executive Directors have been disclosed under Directors’ remuneration only and have been excluded from the executive remuneration.
Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and its consolidated entities and include the company secretary.
PA Johnston and PJ Nestel are also directors of Marshall Edwards, Inc. and receive remuneration in the form of director’s fees of $30,000 per annum. These amounts have been included in the table above.
The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.
The Company has adopted the fair value measurement provisions of AASB 1046 “Director and Executive Disclosures for Disclosing Entities” prospectively for all options granted to Directors and relevant Executives, which have not vested as at 1 July, 2003. The fair value of such grants being amortised and disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts in relation to options that never vest (i.e. forfeitures).

DIRECTORS’ REPORT	16
Options granted as part of Director and Executive emoluments have been valued using the Binomial option pricing model, which takes account of factors including the option exercise price, the volatility of the underlying share price, the risk free interest rate, expected dividends, the current market price of the underlying share and the expected life of the option.
Fair values of options:
The fair value of each option is estimated on the date of grant using a Binomial option-pricing model with the following assumptions used for grants made on:

	16 March,	27 February,	29 November,	30 July,	1 December,	27 October,	20 July,	13 March,
	2005	2004	2002	2001	2000	2000	2000	2000
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected volatility	69%	69%	68%	61%	62%	62%	62%	61%
Historical volatility	69%	69%	68%	61%	62%	62%	62%	61%
Risk-free interest rate	5.67%	5.52%	5.27%	5.84%	5.68%	6.06%	6.15%	6.61%
Expected life of option	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Option fair value	2.96	2.82	1.26	0.72	1.96	2.13	2.88	2.38
The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $172,123 for the 2005 financial year (2004: $143,885). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e., options that do not vest).
Further detail on the remuneration of Directors and Executives are also provided in Note 19 to the financial statements.
Directors’ meetings
During the financial year ended 30 June, 2005, the number of meetings held and attended by each Director were:

		Meetings of Committees
	Directors'
	meetings	Audit	Remuneration	Capital Works
Number of meetings held:	11	6	2	1

Number of meetings attended:
P A Johnston	11	6	2	1
C Naughton	11	—	—	1
G E Kelly	10	—	—	—
P J Nestel AO	11	6	2	1
P B Simpson	9	5	1	—
L C Read	11	6	—	—
G M Leppinus *	5	2	—	—
* appointed 24 February, 2005 – attended all meetings held since appointed

DIRECTORS’ REPORT	17
Committee membership
At the date of this report, the Company had an Audit Committee, a Remuneration Committee and a Capital Works Committee of the Board of Directors.
Directors acting as members on the committees during the year were

Audit	Remuneration	Capital Works
G M Leppinus (Chairman*)	P B Simpson (Chairman)	P A Johnston (Chairman)
P J Nestel AO	P J Nestel AO	C Naughton
P A Johnston	P A Johnston	P J Nestel AO
L C Read		P B Simpson
P B Simpson
* effective 1 July,2005.
Nomination Committee
The duties and responsibilities typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended June 30, 2005, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.
Tax consolidation
Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets and liabilities of the tax consolidated group (after elimination of inter-group transactions).
As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.
There has been no material effect on the deferred tax balances as a result of the revised tax legislation.
AUDITORS INDEPENDENCE AND NON-AUDIT SERVICES
A copy of the auditors’ independence declaration required under section 307C of the Corporations Act 2001 is set out on page 19.
Non-audit services
The following non-audit services were provided by the entities’ auditor BDO. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.
BDO received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services	$9,500
Sarbanes Oxley Section 404 services	$5,000

DIRECTORS’ REPORT	18
Rounding of amounts
The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.
Signed in accordance with a Resolution of the Board of Directors.
Christopher Naughton
Managing Director
Sydney, 24 August, 2005

AUDITORS’ INDEPENDENCE DECLARATION

Level 19, 2 Market Street Sydney NSW 2000
GPO Box 2551 Sydney NSW 2001
Tel. +61 2 9286 5555 Fax +61 2 9286 5599
Email: bdosyd@bdosyd.com.au
www.bdo.com.au

Chartered Accountants
& Advisers

AUDITOR’S INDEPENDENCE DECLARATION
As lead auditor for the audit of Novogen Limited for the year ended 30 June 2005, I declare that, to the best of my knowledge and belief, there have been no contraventions of:
a)	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	any applicable code of professional conduct in relation to the audit.
BDO
Chartered Accountants
K R REID
Partner
Dated in Sydney this 24th day of August, 2005

CORPORATE GOVERNANCE STATEMENT
The Board of Directors of Novogen Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.
In accordance with the Australian Stock Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations” (the “Recommendations”) the Council’s Recommendations, the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Novogen’s Corporate Governance Statement is structured with reference to the Council’s principles and recommendations, which are as follows:

Principle 1.	Lay solid foundation for management and oversight;
Principle 2.	Structure the Board to add value;
Principle 3.	Promote ethical and responsible decision making;
Principle 4.	Safeguard integrity of financial reporting;
Principle 5.	Make timely and balanced disclosure;
Principle 6.	Respect the rights of shareholders;
Principle 7.	Recognise and manage risk;
Principle 8.	Encourage enhanced performance;
Principle 9.	Remunerate fairly and responsibly;
Principle 10.	Recognise the legitimate interests of stakeholders.
With the exception of the Nomination Committee (see below), during the year end June 30, 2005, the corporate governance practices of Novogen Limited were compliant in all material respects with the Council’s Recommendations.
For further information on Corporate Governance policies adopted by Novogen Limited refer to the Company’s website: www.novogen.com
Nomination Committee
Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended June 30, 2005, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.
Structure of the Board of Directors
The skills, expertise and experience relevant to the position of director held by each director in office at the date of this annual report is included in the Directors’ Report on page 4. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.
In the context of director independence, “materiality” is considered from both the Company and individual director perspective. In determining whether a non-executive director is independent, they must not hold more than 5% of the Company’s outstanding shares. Also, qualitative factors are considered, including not having been employed as an Executive within the last 3 years, not been a Principal of a material professional advisor or consultant, not have a material contractual relationship with the Company, not served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company or engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.
In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

P A Johnston	Non-executive Chairman
Professor P J Nestel AO	Non-executive Director
P B Simpson	Non-executive Director
Dr L C Read	Non-executive Director
G M Leppinus	Non-executive Director
There are procedures in place, agreed by the Board, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.
The term in office held by each Director in office at the date of this report is as follows:

Name	Term in Office

P A Johnston	8 years
C Naughton	8 years
Professor G E Kelly	11 years
P B Simpson	10 years
Professor P J Nestel AO	4 years
Dr L C Read	2 years
G Leppinus	4 months
For additional details regarding Board appointments please refer to the Company’s web site.
Audit Committee
The Board has an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.
The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-executive Directors. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman), Paul Nestel, Philip Johnston, Leanna Read and Peter Simpson.
Qualifications of Audit Committee members
Qualifications of the members of the Audit Committee are contained in the Directors’ Report.
For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 16 of the Directors’ Report.

Performance
The performance of the Board and the key Executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period the Board conducted a performance evaluation which involved the assessment of each Board member’s and key Executive’s performance. The performance criteria against which Directors and Executives are assessed is aligned with the financial and non-financial objectives of Novogen Limited.
Remuneration Committee
The Remuneration Committee was formed in order to review the remuneration of the Executive Directors and key Executives by reference to independent data, external professional advice and the requirements to retain high quality management.
Refer to the Directors’ Report for details on the amount of remuneration and all monetary and non-monetary components for each Director and for each of the highest paid Executives (Non-director) during the year.
Details on the number of meetings held and number of meetings attended by each Committee member are contained on page 16 in the Directors’ Report.
The Committee comprises Non-Executive Directors, being Peter Simpson (Chairman), Paul Nestel AO and Philip Johnston.
Capital Works Committee
The Capital Works Committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The Committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel AO and Christopher Naughton.
Details on the number of meetings held and number of meetings attended by each Committee member are contained on page 16 in the Directors’ Report.

STATEMENTS OF FINANCIAL PERFORMANCE
for the year ended 30 June, 2005

	Notes		Consolidated		Novogen Limited
			2005	2004	2005	2004
			$'000	$'000	$'000	$'000
Revenue
Sales revenue			13,404	12,720	—	—
Other revenue from ordinary activities	2		4,274	3,726	878	952

Total Revenue from ordinary activities			17,678	16,446	878	952

Costs and Expenses
Cost of goods sold			(4,666)	(4,753)	—	—
Research & development			(10,217)	(8,261)	—	—
Selling & promotion			(8,411)	(9,762)	—	—
Shipping and handling			(444)	(382)	—	—
General and administrative			(6,163)	(5,747)	(14,628)	747

Total Costs and Expenses before interest and tax			(29,901)	(28,905)	(14,628)	747

Interest expense			(56)	(120)	—	(20)

(LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	2		(12,279)	(12,579)	(13,750)	1,679

INCOME TAX (EXPENSE) RELATING TO ORDINARY ACTIVITIES	3		(2)	—	(2)	—

(LOSS)/PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE			(12,281)	(12,579)	(13,752)	1,679

NET (LOSS)/PROFIT			(12,281)	(12,579)	(13,752)	1,679

NET (LOSS) ATTRIBUTABLE TO OUTSIDE EQUITY INTERESTS			1,152	1,644	—	—

NET (LOSS)/PROFIT ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED			(11,129)	(10,935)	(13,752)	1,679

Net exchange difference on translation of financial statements of foreign controlled entity	16	(b)	(2,964)	1,507	—	—

TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED AND RECOGNISED DIRECTLY IN EQUITY			(2,964)	1,507	—	—

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED			(14,093)	(9,428)	(13,752)	1,679

Basic and Diluted Earnings per share (cents)	23		(13.9)	(14.8)

NOVOGEN LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
As at 30 June, 2005

	Notes	Consolidated		Novogen Limited
		2005	2004	2005	2004
		$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash	4	47,260	58,431	15,559	20,915
Receivables	5	3,477	2,936	56	38
Inventories	6	5,488	5,589	—	—
Other	7	821	865	620	693

Total current assets		57,046	67,821	16,235	21,646

NON-CURRENT ASSETS
Inventories	6	4,580	2,864	—	—
Property, plant and equipment	8	5,859	6,728	—	—
Other financial assets	9	—	—	54	7,420

Total non-current assets		10,439	9,592	54	7,420

TOTAL ASSETS		67,485	77,413	16,289	29,066

CURRENT LIABILITIES
Payables	11	5,501	5,963	142	109
Interest bearing liabilities	12	750	843	—	—
Provisions	13	474	361	—	—

Total current liabilities		6,725	7,167	142	109

NON-CURRENT LIABILITIES
Interest bearing liabilities	12	15	765	—	—
Provisions	13	253	270	—	—

Total non-current liabilities		268	1,035	—	—

TOTAL LIABILITIES		6,993	8,202	142	109

NET ASSETS		60,492	69,211	16,147	28,957

EQUITY
Parent equity interest
Contributed equity	15	176,235	170,276	126,306	125,364
Reserves	16	(3,413)	(449)	—	—
Accumulated losses	16	(116,069)	(104,972)	(110,159)	(96,407)

Total parent equity interest in equity		56,753	64,855	16,147	28,957

Total outside equity interest	17	3,739	4,356	—	—

TOTAL EQUITY		60,492	69,211	16,147	28,957

NOVOGEN LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2005

	Notes	Consolidated		Novogen Limited
		2005	2004	2005	2004
		$'000	$'000	$'000	$'000
Cash flows from operating activities
Receipts from customers		13,254	14,051	—	—
Payments to suppliers and employees		(29,085)	(27,566)	(1,221)	(1,803)
Interest received		1,263	1,186	822	898
Interest paid		(55)	(120)	—	—
Grants received		289	1,011	—	—
Income tax paid		(2)	—	(2)	—
Royalty received		1,434	978	—	—
Goods and services tax refunded/(paid) by/(to) tax authorities		94	(79)	—	—

Net cash flows used in operating activities	22	(12,808)	(10,539)	(401)	(905)

Cash flows from investing activities

Acquisition of property, plant and equipment		(757)	(714)	—	—
Proceeds from sale of plant and equipment		—	80	—	—
Loans to controlled entities		—	—	(4,194)	(200)

Net cash flows used in investing activities		(757)	(634)	(4,194)	(200)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		888	3,104	888	3,105
Proceeds from the issue of subsidiary shares		6,083	38,197	—	—
Payment of share issue costs		—	(3,347)	—	—
Repayment of borrowings		(843)	(679)	—	—

Net cash flows from financing activities		6,128	37,275	888	3,105

Net (decrease)/increase in cash held		(7,437)	26,102	(3,707)	2,000
Add opening cash brought forward		55,431	28,526	17,915	16,399
Effect of exchange rate changes on opening cash		(3,734)	1,303	(1,649)	16
Movements in secured facility		(150)	(500)	(150)	(500)

Closing cash carried forward	4	44,110	55,431	12,409	17,915

NOVOGEN LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies which have been adopted in the preparation of the financial report are:
Basis of accounting
The financial report has been prepared in accordance with the historical cost convention on an accruals basis. This general purpose financial report has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.
Changes in accounting policy
The accounting policies adopted are consistent with those of the previous year.
Principles of consolidation
The consolidated financial statements are those of the consolidated entity, comprising Novogen Limited and all entities controlled by Novogen Limited from time to time during the year and at balance date. Novogen Limited and its controlled entities together are referred to in this financial report as the economic entity or Group. The effects of all transactions between entities in the economic entity are eliminated in full.
Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.
The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies.
Where a subsidiary makes a new issue of capital subscribed by outside equity interests the benefit accruing to the parent entity due to dilution of outside equity interests on subscription is reflected as capital in the Group.
Foreign currency
Translation of foreign currency transactions
Foreign currency transactions are converted into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at balance date. Resulting exchange differences are brought to account in determining the profit or loss for the financial year.
Translation of financial reports of overseas operations
All foreign controlled entities, with the exception of Marshall Edwards, Inc. and Glycotex Inc., are deemed to be fully integrated with the Company as they are not financially or operationally independent of Novogen Limited. The financial reports of overseas operations are, therefore, translated using the temporal method, with resulting losses or gains taken to the statement of financial performance.
Marshall Edwards, Inc. and Glycotex Inc., are deemed to be self sustaining as they are financially and operationally independent of Novogen Limited. The financial reports of Marshall Edwards, Inc. and Glycotex Inc., are translated using the current rate method, and any exchange differences are taken directly to the foreign currency translation reserve.

Cash and cash equivalents
Cash on hand and in banks and short term deposits are stated at the nominal amount. For the purposes of the statement of cash flows, cash includes deposits at call readily convertible into cash within two working days and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.
Receivables
Receivables are recognised and carried at original invoice value less a provision for any uncollectible debts. Debts, which are known to be uncollectible, are written off. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.
Receivables from related parties are recognised and carried at the nominal amount due.
Investments
All non-current investments are carried at the lower of cost and recoverable amount.
Inventories
Inventories are measured at the lower of cost and net realisable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
• Raw materials — purchase cost on a first-in-first-out basis; and
• Finished goods and work-in-progress — cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity.
Recoverable amount of non-current assets
Non-current assets are measured at cost, provided that their carrying value does not exceed their recoverable amount. Where the carrying amount of an individual non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining recoverable amounts of non-current assets the expected net cash flows have been discounted to their present values.
Property, plant & equipment
Cost and valuation
All property, plant and equipment are brought to account at cost.
Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the economic entity.
Major depreciation periods are:

Buildings	8-20 years
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term
Leases
Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases
 The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.
Contingent rentals are recognised as an expense in the financial year in which they are incurred.
Finance leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.
Capitalised lease assets are depreciated over the estimated useful life of the assets.
Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense, calculated using the interest rate implicit in the lease, charged directly to the Statement of Financial Performance.
The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.
Intangible assets
Patents and Trademarks
Costs incurred in respect of patents and trademarks are expensed as incurred unless future recoverability is assured beyond reasonable doubt, to exceed these costs.
Research and development
Costs incurred on research and development projects are expensed as incurred, unless future recoverability is assured beyond reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.
Payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.
Payables to related parties are carried at the principal amount.
Borrowings
Finance lease liability is determined in accordance with requirements of AASB 1008 — “Leases”.
Provisions
Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Contributed equity
Ordinary share capital is recognised at the fair value of consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction in the share proceeds received.
Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:
Sale of goods
Revenue from sale of goods is recognised when goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the carrier or customer.
Interest
Interest revenue is recognised when control of a right to receive consideration for the investment in assets has been attained.
Grant income
Grant income is recognised when the control of a right to receive grant funds has been attained, evidenced by confirmation from the relevant government or other body.
Royalties
Royalty revenue is recognised in accordance with the substance of the relevant agreement.
Taxes
Income Tax
Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting result, after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related tax benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.
The future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.
Goods and Services Tax (GST) and overseas equivalents
Revenues, expenses and assets are recognised net of the amount of GST except:
•	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.
Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from or payable to the taxation authority is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the taxation authority.
Employee benefits
Wages and salaries, annual leave
Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at expected future pay rates in respect of employees’ services up to that date.
Long service leave
The amounts expected to be paid to employees for their pro rata entitlement to long service leave, including ‘on-costs’, are accrued annually at expected future pay rates having regard to experience of employee departures and period of service. These entitlements are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash out flows, the interest rates attaching to Government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used.
Share option plans
The value of share option plans described in Note 15 is not charged as an employee entitlement expense.
Earnings per share (EPS)
Basic EPS is calculated as net profit/(loss) attributable to members adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, if any, divided by the weighted average number of ordinary shares, adjusted for any bonus element.
Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:
•	costs of servicing equity (other than dividends) and preference share dividends (if any);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,
divided by the weighted average number of ordinary shares and dilutive potential ordinary             shares adjusted for any bonus element.
Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.
Adoption of Australian equivalents to International Financial Reporting Standards
Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for the Company’s financial year commencing 1 July, 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.
The economic entity’s management has assessed the significance of these changes and is preparing for their implementation. The following paragraphs set out the accounting standards considered by the Company and its assessment of potential impact on the Group’s future financial results and position.
Research and development expenditure
AASB 138: Intangible Assets requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs (which include patent costs) are expensed as incurred, unless future recoverability is assured beyond reasonable doubt to exceed those costs. AASB 138 would not allow any research costs to be capitalised. No profit impact is expected as all research costs are expensed under current accounting policies.
Income tax
Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112: Income Taxes the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. No impact is expected as the group is currently generating tax losses and tax benefits are not brought to account.
Share-based payments
Under AASB 2: Share-based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance, over the vesting period. It applies to all share-based payments issued after 7 November, 2002 which have not vested as at 1 January, 2005. The recognition of the expense will decrease the opening retained earnings on initial adoption of AASB 2 and increase share capital by the same amount. Reliable estimation of the future financial effects of this change in accounting policy is impractical as the details of the future equity based remuneration plans are not known. In addition, the inputs required to calculate the expense cannot be predicted. However, any expense will result in reduced profits/(increased losses) going forward.
Government grants
AASB 120: Accounting for Government Grants and Disclosure of Government Assistance requires grants received to be recognised as income on a systematic basis over the periods necessary to match them with the related costs which they are intended to compensate, but only where there is reasonable assurance that the consolidated entity will comply with the conditions attaching to them and the grants will be received. No material grants are currently anticipated and, therefore, no impact on the Group’s financial results or position is expected.
Effect of changes in foreign exchange rates
AASB 121 Effect of Changes in Foreign Exchange Rates prescribes the basis for selecting and entities functional currency and the accounting treatment for the recognition of, and subsequent measurement of, transactions denominated in foreign currency and the process of translating financial statements denominated in a foreign currency. The directors have established that the entities functional currency is Australian dollars for all 100% owned international subsidiaries. It is, therefore, unlikely that there will be a profit impact applying AASB 121.
As required by AASB 1047, the impact on this financial report had it been prepared using Australian equivalents to IFRS has been set out in Note 28.

     Note 2. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
(a) Revenues from operating activities Revenue from the sale of goods	13,404	12,720	—	—

	13,404	12,720	—	—

(b) Revenues from non-operating activities Interest — other persons/corporations	1,319	1,232	878	936
Grants received	289	1,011	—	—
Royalties received	1,711	978	—	—
Licence fees received	207	—	—	—
Revenue from the sale of assets	—	80	—	—
Other revenue	748	425	—	16

	4,274	3,726	878	952

Total revenues from ordinary activities	17,678	16,446	878	952

(c) Expenses

Depreciation of non-current assets
Plant and equipment	966	965	—	—
Buildings	291	291	—	—
Leasehold improvements	39	51	—	—

Amortisation of non-current assets Plant and equipment under lease	330	414	—	—

Total depreciation and amortisation expenses	1,626	1,721	—	—

Bad and doubtful debts — trade	(78)	99	—	—
— related parties	—	—	4,194	(2,386)

Inventory write offs	276	979	—	—

Provision for employee entitlements	98	154	—	—

Rental expense relating to operating leases	668	683	—	—

Borrowing costs expensed Interest expense on finance leases	56	120	—	—

Total borrowing costs expensed	56	120	—	—

     (LOSS)/PROFIT FROM ORDINARY ACTIVITIES (Continued)

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
(d) Losses/(Gains)
Net loss/(gain) on disposal of property, plant and equipment	—	467	—	—

Net loss/(gain) on foreign currency	325	137	1,647	(16)

(e) Significant Items
Provision expense/(income) for non-recovery — intercompany balances (Note 5)	—	—	4,194	(2,386)

	—	—	4,194	(2,386)

     Note 3. INCOME TAX

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit/(loss) differs from the income tax provided in the financial statements as follows:

Prima facie tax (credit) on profit/(loss) from ordinary activities	(3,683)	(3,774)	(1,523)	1,438

Tax effect of permanent differences:

Foreign tax rate differentials	126	(111)	—	—
Non deductible expenses	44	118	43	116
Research and development allowance	(411)	(271)	(355)	(271)
Sundry items	—	21	—	20

Income tax adjusted for permanent differences	(3,924)	(4,017)	(1,835)	1,303

Under provision for income tax in prior years	749	—	404	—
Net current year tax losses and timing differences not brought to account/(prior year tax losses and timing differences brought to account)	3,177	4,017	1,433	(1,303)

Income tax expense attributable to operating loss	2	—	2	—

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
(b) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:

(i) tax losses carried forward	31,462	27,691	7,679	7,059
(ii) timing differences	2,119	2,713	6,508	5,695

	33,581	30,404	14,187	12,754

This future income tax benefit will only be obtained if:
(i) the relevant companies derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
(ii) the relevant companies continue to comply with the conditions for deductibility imposed by tax legislation; and
(iii) no changes in tax legislation adversely affect the relevant companies in realising the benefit from the deductions for the losses.
(c) The balance of the franking account at the end of the financial year for the economic entity and the parent entity is $nil (2004: $nil).
Tax consolidation
Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets and liabilities of the tax consolidated group (after elimination of inter-group transactions).
As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.
     Note 4. CASH

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Cash at bank and on hand	19,421	39,977	815	2,461
Deposits at call	24,689	15,454	11,594	15,454

Cash at Call	44,110	55,431	12,409	17,915

Secured Cash (Refer Note 14c)	3,150	3,000	3,150	3,000

Total Cash	47,260	58,431	15,559	20,915

Short term deposits have an average maturity of 30 days and have a fixed or floating interest rate for the term of the deposit.

     Note 5. RECEIVABLES

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Current
Trade debtors	3,291	3,274	—	—
Provision for doubtful debts	(305)	(438)	—	—

	2,986	2,836	—	—

Other debtors	491	100	56	38

	3,477	2,936	56	38

Non-current

Amounts other than trade debts receivable from related parties
Wholly-owned group — intercompany balances	—	—	94,460	90,266

Provision for non-recovery	—	—	(94,460)	(90,266)

	—	—	—	—

(a) Terms and conditions:
(i) trade debtors are non interest bearing and generally 30 day terms;
(ii) details of the terms and conditions of the related party receivables are set out in Note 20;
(iii) other debtors are non-interest bearing and have repayment terms between 7 and 30 days.
     Note 6. INVENTORIES

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Current

Work in progress — at cost	2,722	4,223	—	—
Finished goods — at cost	2,766	1,406	—	—
Provision for diminution in value	—	(40)	—	—

	5,488	5,589	—	—

Non-current

Raw materials — at cost	1,333	1,020	—	—
Work in progress — at cost	3,943	2,169	—	—
Other inventory — at cost	259	294	—	—
Provision for diminution in value	(955)	(619)	—	—

	4,580	2,864	—	—

     Note 7. OTHER CURRENT ASSETS

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Prepayments	821	865	620	693

     Note 8. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Land at cost	1,572	1,572	—	—

Buildings at cost	3,459	3,459	—	—
Accumulated depreciation	(2,296)	(2,005)	—	—

	1,163	1,454	—	—

Total land and buildings (property)	2,735	3,026	—	—

Plant and equipment under lease — at cost	2,591	3,035	—	—
Accumulated amortisation	(1,624)	(1,738)	—	—

	967	1,297	—	—

Plant and equipment — at cost	8,721	8,591	—	—
Accumulated depreciation	(6,564)	(6,225)	—	—

	2,157	2,366	—	—

Leasehold improvements — at cost	—	382	—	—
Accumulated depreciation	—	(343)	—	—

	—	39	—	—

Total property, plant and equipment — at cost	16,343	17,039	—	—
Accumulated amortisation and depreciation	(10,484)	(10,311)	—	—

Total property, plant and equipment	5,859	6,728	—	—

An independent valuation of the land and buildings measured at cost was undertaken by Nicholas Warden A.A.P.I. (Certified Practising Valuer, B.Bus (Land Economy) Registered Valuer No. 3445). Based on market value for the existing use as at 30 June, 2003, the total value of the valuation amounted to $5.85 million which exceeded the net carrying value in the accounts.

a) Assets pledged as security
 Assets under lease are pledged as security for the associated lease liabilities.
The book value of assets pledged as security are:

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Plant and equipment under lease	967	1,297	—	—
b) reconciliations of the carrying amount of plant property and equipment at the beginning and at the end of the current financial year.

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Freehold land
Carrying amount at beginning	1,572	1,545	—	—
Additions	—	27

	1,572	1,572	—	—

Buildings on freehold land
Carrying amount at beginning	1,454	1,745	—	—
Additions	—	—
Depreciation expense	(291)	(291)	—	—

	1,163	1,454	—	—

Plant and equipment under lease
Carrying amount at beginning	1,297	1,746	—	—
Additions	—	—	—	—
Disposals	—	(35)	—	—
Amortisation expense	(330)	(414)	—	—

	967	1,297	—	—

Plant and equipment
Carrying amount at beginning	2,366	3,195	—	—
Additions	757	649	—	—
Disposals	—	(513)	—	—
Depreciation expense	(966)	(965)	—	—

	2,157	2,366	—	—

Leasehold improvements
Carrying amount at beginning	39	52	—	—
Additions	—	38	—	—
Disposals	—	—	—	—
Depreciation expense	(39)	(51)	—	—

	—	39	—	—

     Note 9. OTHER FINANCIAL ASSETS

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Shares in controlled entities — at cost	—	—	7,474	7,420
Provision for Diminution in investment	—	—	(7,420)	—

	—	—	54	7,420

A provision for diminution in value of the parent entity’s investment in controlled entities has been recorded by the parent entity, where the Directors believe that the value of future cash flows will not support the current carrying value.
     Note 10. INTERESTS IN CONTROLLED ENTITIES

			Equity		Cost of
			Holding		Novogen Limited's
					Investment
Name of Entity	Country of	Class of	2005	2004	2005	2004
	Incorporation	Shares	%	%	$'000	$'000
Novogen Laboratories Pty Ltd (i)	Australia	Ordinary	100	100	400	400
Novogen Research Pty Ltd (i)	Australia	Ordinary	100	100	7,000	7,000
Phytosearch Pty Ltd	Australia	Ordinary	100	100	—	—
Phytogen Pty Ltd	Australia	Ordinary	100	100	20	20
Glycotex Pty Ltd	Australia	Ordinary	100	100	—	—
Norvogen Pty Ltd	Australia	Ordinary	100	100	—	—
Central Coast Properties Pty Ltd (i)	Australia	Ordinary	100	100	—	—
Novogen Inc	USA	Ordinary	100	100	—	—
Glycotex, Inc.	USA	Ordinary	84.3	97.6	54	—
Novogen Limited (UK)	UK	Ordinary	100	100	—	—
Promensil Limited	UK	Ordinary	100	100	—	—
Novogen BV	Netherlands	Ordinary	100	100	—	—
Novogen New Zealand Limited	NZ	Ordinary	100	100	—	—
Novogen Canada Limited	Canada	Ordinary	100	100	—	—
Marshall Edwards, Inc.	USA	Ordinary	86.9	86.9	—	—
Marshall Edwards Pty Limited	Australia	Ordinary	86.9	86.9	—	—

					7,474	7,420

(i) Entities subject to class order relief
Pursuant to Class Order 98/1418, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.
As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

The consolidated statement of financial performance and statement of financial position of the entities which are members of the “Closed Group” are as follows:

Summarised Statement of Financial Performance	2005	2004
Year ended 30 June, 2005	$'000	$'000
Operating (loss)/profit before income tax	(5,076)	2,667
Income tax attributable to operating (loss)/profit	—	—

Operating (loss)/profit after income tax	(5,076)	2,667

Accumulated losses at the beginning of the financial year	(50,448)	(53,115)

Accumulated losses at the end of the financial year	(55,524)	(50,448)

Summarised Statement of Financial Position	2005	2004
as at 30 June, 2005	$'000	$'000
CURRENT ASSETS
Cash	15,655	21,552
Receivables	5,050	3,348
Inventories	3,249	2,839

Total current assets	23,954	27,739

NON-CURRENT ASSETS
Receivables	41,873	43,750
Inventories	4,016	2,313
Property, plant and equipment	5,767	6,660
Investments	54	—

Total non-current assets	51,710	52,723

TOTAL ASSETS	75,664	80,462

CURRENT LIABILITIES
Payables	3,419	3,333
Interest bearing liabilities	750	843
Provisions	445	334

Total current liabilities	4,614	4,510

NON-CURRENT LIABILITIES
Interest bearing liabilities	15	765
Provisions	253	270

Total non-current liabilities	268	1,035

TOTAL LIABILITIES	4,882	5,545

NET ASSETS	70,782	74,917

EQUITY
Contributed equity	126,306	125,365
Accumulated losses	(55,524)	(50,448)

TOTAL EQUITY	70,782	74,917

     Note 11. PAYABLES

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Current
Trade creditors	3,078	2,986	—	—
Accrued trade creditors	1,689	2,213	142	109
Accrued clinical trial payments	734	764	—	—

	5,501	5,963	142	109

Terms and conditions relating to the above payables:
- trade creditors are non interest bearing and normally settled on 30 day terms; and
- other creditors are non-interest bearing and normally settled on 30 day terms; and
- clinical trial creditors are non-interest bearing and normally settled on 30 day terms.
     Note 12. INTEREST BEARING LIABILITIES

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Current

Lease liabilities (secured) (Note 25b)	750	843	—	—

	750	843	—	—

Non-current

Lease liabilities (secured) (Note 25b)	15	765	—	—

	15	765	—	—

Secured lease liability — finance leases	765	1,608	—	—

Terms and conditions relating to the above financial instruments:
- finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 8.33% (2004: 8.42%). Assets under lease are pledged as security for the associated lease liability.

     Note 13. PROVISIONS

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Current

Employee benefits	474	361	—	—

Non-current

Employee benefits	253	270	—	—

	727	631	—	—

     Note 14. FINANCING ARRANGEMENTS

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
(a) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit

Total facilities

Lease facilities	4,000	4,000	—	—

	4,000	4,000	—	—

Used at balance date

Lease facilities	1,454	2,353	—	—

	1,454	2,353	—	—

Unused at balance date	2,546	1,647	—	—

Lease facilities	2,546	1,647	—	—

(b) Assets under lease are pledged as security for the associated lease liabilities.
(c) Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least three million dollars at all times as additional security for the lease facility.

Note 15. CONTRIBUTED EQUITY
(a) Issued and paid up capital

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Novogen Limited 97,045,662 (2004: 96,723,543) ordinary shares	126,306	125,364	126,306	125,364
Marshall Edwards, Inc. 56,938,000 (2004: 56,938,000) ordinary shares	44,424	44,424	—	—
Glycotex, Inc 2,377,778 (2004: 2,050,000) ordinary shares	5,505	488	—	—

	176,235	170,276	126,306	125,364

Terms and conditions of contributed equity:
Novogen Limited
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of	Issue	$'000
	shares	price
		$
On issue 1 July, 2005	96,723,543		125,364

Options converted to shares	153,120	4.00	613
Options converted to shares	104,968	1.53	161
Options converted to shares	54,031	2.10	114

Total options exercised during the period	312,119		888

New shares issued — exercise of Glycotex convertible security	10,000	5.40	54
On issue 30 June, 2005	97,045,662		126,306

Marshall Edwards, Inc.
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

During November, 2003, 2,514,000 outstanding Marshall Edwards, Inc., warrants were exercised at an exercise price of $US4.00 per share prior to their expiration on 30 November, 2003. These warrants were issued as part of the listing on the AIM stock market in London. Net proceeds from the exercise of the warrants amounted to $US10,056,000 ($A 14,035,000) to the Company.
During December, 2003, Marshall Edwards, Inc., completed an offering of 2,392,000 common stock units at an initial public offering price of $US7.50 per unit.
Each common stock unit consisted of:
•	one share of Marshall Edwards, Inc., common stock; and

•	one warrant to purchase a share of Marshall Edwards Inc common stock at an exercise price equal to $US9.00. These warrants were immediately exercisable from the date of issue and expire 3 years from their date of issue.
In connection with the December offering, Marshall Edwards, Inc., shares of common stock and warrants commenced trading separately on the Nasdaq National Market.
The net proceeds of the offering amounted to approximately $US15,521,000 ($A20,815,000). As a result of the above two transactions Novogen Limited retains 86.9% of Marshall Edwards, Inc.
Movements in issued and paid up ordinary share capital of Marshall Edwards, Inc., are as follows:

Marshall Edwards, Inc.
	Number of	Issue	$'000
	shares	price
		$
On issue 1 July, 2004	56,938,000		44,424
On issue 30 June, 2005	56,938,000		44,424

Glycotex, Inc.
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
During April 2003, Glycotex, Inc. raised $500,000 in an initial private placement from Australian and international investors and institutions.
The shares were issued at $10.00 each with attaching options to purchase a further two shares at an exercise price of $10.00 per share. The attaching options were exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex, Inc. to Novogen shares at an equivalent Novogen share price of $5.00 per share. These ordinary shares have the right to receive dividends as declared and, in the event of winding up Glycotex, Inc., to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
During November 2004, Glycotex Inc received a total of $0.9 million following the exercise of 90,000 warrants at an exercise price of $10.00 per share. The warrants were issued as part of the initial private placement made by Glycotex to fund a clinical trial of its experimental wound healing compound glucoprime. Also, Novogen issued 10,000 of its shares following the conversion of 5,000 Glycotex shares under the terms of the Novogen convertible security. Glycotex Inc holds a licence from Novogen Limited for the development of its Glucan technology.

In April 2005, 237,778 shares were issued at an equivalent AUD exercise price of $21.80 per share. As a result Glycotex Inc. raised $5,183,000.
Novogen now owns 84.3% of Glycotex, Inc.
Movements in issued and paid up ordinary share capital of Glycotex, Inc., are as follows:

Glycotex, Inc.
	Number of	Issue	$'000
	shares	price
		$
On issue 1 July, 2004	2,050,000		488

Options converted to shares	90,000	10.00	900

New shares issued	237,778	21.80	5,183
Elimination of share capital owned by parent company following exercise of convertible security			(54)
less Outside Equity Interest			(1,012)

Total shares issued during the period	327,778		5,017

On issue 30 June, 2005	2,377,778		5,505

(b) Particulars of options issued by Novogen Limited are as follows:
Movements during the year ended 30 June, 2005

Grant		Exercise	Expiry	Original	On issue	Issued	Converted	Options	On issue
Date		Price	Date	issue	1 July,	during the	to fully	forfeited	30 June,
							paid	during the
					2004	year	shares	year	2005
13/03/00	(i)	$4.00	13/03/05	221,028	99,776	—	97,096	2,680	—
13/03/00	(ii)	$4.00	13/03/05	27,360	21,840	—	21,840	—	—
20/07/00	(v)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180
30/11/00	(i)	$4.00	30/11/05	238,220	134,893	—	32,372	5,832	96,689
30/11/00	(ii)	$4.00	30/11/05	7,248	3,624	—	1,812	—	1,812
27/10/00	(iv)	$4.01	27/10/05	9,384	6,256	—	—	—	6,256
10/08/01	(i)	$1.53	10/08/06	695,528	354,197	—	104,968	1,888	247,341
13/07/01	(v)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950
30/11/02	(i)	$2.10	30/11/07	526,332	419,981	—	54,031	15,472	350,478
30/11/02	(ii)	$2.10	30/11/07	37,200	37,200	—	—	—	37,200
27/02/04	(i)	$6.76	27/02/09	189,536	174,064	—	—	11,780	162,284
27/02/04	(ii)	$6.76	27/02/09	6,660	6,660	—	—	—	6,660
16/03/05	(i)	$4.90	16/03/10	276,844	—	276,844	—	—	276,844
16/03/05	(ii)	$4.90	16/03/10	14,244	—	14,244	—	—	14,244

Total				2,401,714	1,410,621	291,088	312,119	37,652	1,351,938

Movements during the year ended 30 June, 2004

Grant		Exercise	Expiry	Original	On issue	Issued	Converted	Options	On issue
Date		Price	Date	issue	1 July,	during the	to fully paid	forfeited during the	30 June,
					2003	year	shares	year	2004
24/09/98	(iii)	$2.91	24/09/03	700,000	700,000	—	700,000	—	—
26/03/99	(i)	$2.84	26/03/04	217,000	79,436	—	79,436	—	—
26/03/99	(ii)	$2.84	26/03/04	38,572	38,572	—	38,572	—	—
23/06/99	(v)	$2.9460	23/06/04	20,000	20,000	—	20,000	—	—
23/06/99	(v)	$2.7725	23/06/04	85,000	85,000	—	85,000	—	—
13/03/00	(i)	$4.00	13/03/05	221,028	125,480	—	23,575	2,129	99,776
13/03/00	(ii)	$4.00	13/03/05	27,360	27,360	—	5,520	—	21,840
20/07/00	(v)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180
30/11/00	(i)	$4.00	30/11/05	238,220	159,548	—	19,252	5,403	134,893
30/11/00	(ii)	$4.00	30/11/05	7,248	7,248	—	3,624	—	3,624
27/10/00	(iv)	$4.01	27/10/05	9,384	6,256	—	—	—	6,256
10/08/01	(i)	$1.53	10/08/06	695,528	499,805	—	101,080	44,528	354,197
13/07/01	(v)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950
30/11/02	(i)	$2.10	30/11/07	526,332	503,916	—	35,699	48,236	419,981
30/11/02	(ii)	$2.10	30/11/07	37,200	37,200	—	—	—	37,200
27/02/04	(i)	$6.76	27/02/09	189,536	—	189,536	—	15,472	174,064
27/02/04	(ii)	$6.76	27/02/09	6,660	—	6,660	—	—	6,660

Total				3,171,198	2,441,951	196,196	1,111,758	115,768	1,410,621

(i)	Options issued under the Employee Share Option Plan. Options vest in four equal annual instalments over the vesting period.

(ii)	Options issued to consultants. Options vest in four equal annual instalments over the vesting period.

(iii)	Options issued to the Managing Director by resolution of shareholders on 24 September, 1998.

(iv)	Options issued to Non-executive Directors by resolution of shareholders on 27 October, 2000. Options vest in four equal annual instalments over the vesting period.

(v)	Options issued to consultants Options vest twelve months after grant date.
The last trade of Novogen Limited shares on the Australian Stock Exchange on 30 June, 2005 was $4.65.
Share option plans
 Employee share option plan
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 49 employees eligible for this scheme.
Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities.

     Note 16. ACCUMULATED LOSSES AND RESERVES

(a) Accumulated Losses	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Balance at the beginning of the year	(104,972)	(94,424)	(96,407)	(98,086)

Adjustment to opening retained earnings attributed to outside equity interest holders	32	387	—	—

Current year (losses)/profit	(11,129)	(10,935)	(13,752)	1,679

Balance at the end of the year	(116,069)	(104,972)	(110,159)	(96,407)

	Consolidated		Novogen Limited
	2005	2004	2005	2004
(b) Foreign currency translation reserve	$'000	$'000	$'000	$'000
(i) Nature and purpose of reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations

(ii) Movements in reserve Balance at beginning of year	(449)	(1,956)	—	—

(Loss)/gain on translation of overseas controlled entities	(2,964)	1,507	—	—

Balance at end of year	(3,413)	(449)	—	—

     Note 17. OUTSIDE EQUITY INTEREST

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
Reconciliation of outside equity interest in controlled entities
Opening balance	4,356	571	—	—

Additions to outside equity interest by way of share issue
- Marshall Edwards, Inc.	—	5,496	—	—
- Glycotex, Inc.	981	—	—	—

Add Share of reserves of controlled entities
- Marshall Edwards, Inc.	(448)	(67)	—	—
- Glycotex, Inc.	2	—	—	—

Add Share of operating losses of controlled entities
- Marshall Edwards, Inc.	(1,078)	(1,639)	—	—
- Glycotex, Inc.	(74)	(5)	—	—

Closing balance	3,739	4,356	—	—

     Note 18. SEGMENT INFORMATION
Segment accounting policies
The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.
Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

     PRIMARY SEGMENT

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Geographical segments

Revenue

Sales to customers outside the consolidated entity	4,646	4,022	6,240	6,357	2,518	2,341	—	—	13,404	12,720

Other revenues from customers outside the consolidated entity	2,879	2,327	—	166	76	1	—	—	2,955	2,494

Intersegment Revenues	3,144	4,043	29	43	—	—	(3,173)	(4,086)	—	—

Total segment revenue	10,669	10,392	6,269	6,566	2,594	2,342	(3,173)	(4,086)	16,359	15,214

Unallocated revenue									1,319	1,232

Total consolidated revenue									17,678	16,446

Results

Segment net gain/(loss) on foreign currency	(5,380)	(405)	4,079	859	975	(591)	—	—	(326)	(137)

Segment result (loss)	(25,773)	(6,268)	942	(2,502)	644	(1,252)	11,964	(2,437)	(12,223)	(12,459)

Unallocated expenses									(56)	(120)

Consolidated entity (loss)/profit from ordinary activities before income tax									(12,279)	(12,579)

Income tax (expense)									(2)	—

Net loss									(12,281)	(12,579)

SEGMENT INFORMATION — PRIMARY SEGMENT (Cont’d)

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Geographical segments

Assets

Segment assets	81,249	89,044	56,983	56,178	1,615	1,128	(72,362)	(68,937)	67,485	77,413

Liabilities

Segment liabilities	8,484	8,154	46,599	50,179	10,343	10,499	(58,433)	(60,630)	6,993	8,202

Other segment information

Acquistion of property plant and equipment, intangible assets and other non current assets	686	671	47	43	24	—	—	—	757	714

Depreciation	1,255	1,249	34	49	7	9	—	—	1,296	1,307

Amortisation	330	414	—	—	—	—	—	—	330	414

Non cash expenses other than depreciation and amortisation	4,317	(1,194)	151	338	30	53	(4,202)	2,035	296	1,232
The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America, including the USA and Canada, and Europe, including the UK and the Netherlands. The subsidiaries are involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and Rimostil. The US company is also responsible for manufacturing and packaging products for the domestic US market. The other countries products are supplied from Australia in fully finished form.
All of the Group’s sales revenues are sales of Novogen’s dietary supplements. For the purposes of this primary segment information, the Novogen Group operates in one business segment being to manufacture, market and sell dietary supplements.
SECONDARY SEGMENT

SECONDARY SEGMENT
			Pharmaceutical
	Dietary supplements		research and		Elimination		Consolidated
			development
	2005	2004	2005	2004	2005	2004	2005	2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment revenue	14,703	14,189	2,975	2,257	—	—	17,678	16,446
Segment assets	35,183	47,490	35,117	38,519	(2,815)	(8,596)	67,485	77,413
Acquistion of property plant and equipment, intangible assets and other non current assets	272	401	485	313	—	—	757	714

     Note 19. DIRECTOR AND EXECUTIVE DISCLOSURES
a) Details of specified Directors and specified Executives

(i) Specified Directors
PA Johnston	Chairman (Non-executive)
C Naughton	CEO
GE Kelly	Executive Director
PJ Nestel AO	Director (Non-executive)
PB Simpson	Director (Non-executive)
LC Read	Director (Non-executive)
GM Leppinus	Director (Non-executive) appointed February 24, 2005

(ii) Specified Executives
AJ Husband	Research Director
DR Seaton	Chief Financial Officer
WJ Lancaster	VP Commercial and Corporate Development
BM Palmer	General Manager Operations
CD Kearney	General Manager Consumer Business
RL Erratt	Company Secretary
b) Remuneration of specified Directors and specified Executives
(i) Remuneration policy
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.
All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
The performance criteria against which Directors and Executives are assessed is aligned with the financial and non-financial objectives of Novogen Limited.
It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the specified Executives except for the VP Commercial and Corporate Development. The contract term for the CEO is five years with a six months notice period. The contracts for service between the Company and Executive Director and the specified Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee.

(ii) Remuneration of specified Directors and specified Executives

				Post
		Primary		employment	Equity	Other	Total
			Non-
			monetary	Superan-
		Salary & fees	benefits	nuation	Options	Bonuses
Specified Directors
PA Johnston
	2005	104,588	—	9,412	136	—	114,136
	2004	97,706	—	8,794	668	—	107,168
C Naughton
	2005	507,724	53,643	45,696	—	—	607,063
	2004	419,016	52,865	37,711	—	—	509,592
GE Kelly
	2005	334,314	29,981	30,088	—	—	394,383
	2004	306,234	34,317	27,561	—	—	368,112
PJ Nestel AO
	2005	82,000	—	—	—	—	82,000
	2004	74,500	—	—	—	—	74,500
PB Simpson
	2005	51,376	—	4,624	136	—	56,136
	2004	44,494	—	4,006	668	—	49,168
LC Read
	2005	40,368	—	3,632	—	—	44,000
	2004	25,688	—	2,312	—	—	28,000
GM Leppinus
	2005	16,820	—	1,513	—	—	18,333
	2004	—	—	—	—	—	—

Total Remuneration: Specified Directors
	2005	1,137,190	83,624	94,965	272	—	1,316,051
	2004	967,638	87,182	80,384	1,336	—	1,136,540

Specified Executives
AJ Husband
	2005	286,818	51,155	25,814	40,940	—	404,727
	2004	234,371	53,076	20,605	40,579	—	348,631
DR Seaton
	2005	298,526	20,085	26,867	41,031	—	386,509
	2004	257,203	20,085	23,148	37,795	—	338,231
WJ Lancaster (USA)
	2005	186,822	6,197	19,915	21,595	—	234,529
	2004	209,225	6,295	18,531	22,851	—	256,902
BM Palmer
	2005	142,942	33,594	12,865	23,366	—	212,767
	2004	131,976	27,196	11,877	24,114	—	195,163
CD Kearney
	2005	164,376	22,951	14,794	21,417	—	223,538
	2004	152,880	22,951	13,759	17,210	—	206,800
RL Erratt
	2005	152,026	20,157	13,682	23,774	—	209,639
	2004	142,664	21,602	12,839	25,165	—	202,270

Total remuneration: specified Executives
	2005	1,231,510	154,139	113,937	172,123	—	1,671,709
	2004	1,128,319	151,205	100,759	167,714	—	1,547,997

c) Remuneration options: Granted and vested during the year
During the financial year options were granted as equity compensation benefits to certain specified Directors and specified Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $4.90. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

	Terms and conditions for each grant
				Value per	Exercise	First	Last
	Vested	Granted		option at	price per	exercise	exercise
	number	number	Grant date	grant date	share	date	date
				($)	($)
Specified Directors
PA Johnston	782
PB Simpson	782

Specified Executives
AJ Husband	27,730	22,592	3/16/2005	2.96	4.90	3/16/2006	3/16/2010
DR Seaton	27,970	22,592	3/16/2005	2.96	4.90	3/16/2006	3/16/2010
WJ Lancaster (USA)	17,070	10,224	3/16/2005	2.96	4.90	3/16/2006	3/16/2010
BM Palmer	16,191	12,392	3/16/2005	2.96	4.90	3/16/2006	3/16/2010
CD Kearney	8,001	12,088	3/16/2005	2.96	4.90	3/16/2006	3/16/2010
RL Erratt	18,547	12,264	3/16/2005	2.96	4.90	3/16/2006	3/16/2010

Total	117,073	92,152

d) Shares issued on exercise of remuneration options

	Shares issued	Paid	Unpaid
	number	$ per share	$ per share
Specified Executives
AJ Husband	26,256	4.00	—
WJ Lancaster (USA)	51,891	2.59	—
BM Palmer	14,888	4.00	—
RL Erratt	10,328	4.00	—

Total	103,363

e) Option holding of specified Directors and specified Executives

	Balance at	Granted as	Options	Net change	Balance at	Vested at
	beginning of	remuneration	exercised	other	end of period	30 June,
	period					2005

	1 July, 2004				30 June, 2005	Total	Not	Exercisable
							exercisable
Specified Directors
PA Johnston	3,128	—	—	—	3,128	3,128	—	3,128
C Naughton	—	—	—	—	—	—	—	—
PJ Nestel AO	20,000	—	—	—	20,000	20,000	—	20,000
PB Simpson	3,128	—	—	—	3,128	3,128	—	3,128

Specified Executives
AJ Husband	137,176	22,592	(26,256)	—	133,512	70,180	—	70,180
DR Seaton	90,738	22,592		—	113,330	49,764	—	49,764
WJ Lancaster (USA)	77,624	10,224	(51,891)	—	35,957	1,962	—	1,962
BM Palmer	79,652	12,392	(14,888)	—	77,156	40,668	—	40,668
CD Kearney	32,004	12,088		—	44,092	13,954	—	13,954
RL Erratt	84,516	12,264	(10,328)	—	86,452	48,306	—	48,306

Total	527,966	92,152	(103,363)	—	516,755	251,090	—	251,090

f) Shareholdings of specified Directors and their related parties and specified Executives and their related parties

	Balance	Granted as	On exercise	Net change	Balance 30
	1 July, 2004	remuneration	of options	other	June, 2005
	Ord	Ord	Ord	Ord	Ord
Specified Directors
PA Johnston	43,594	—	—	5,000	48,594
C Naughton	738,511	—	—	(105,000)	633,511
GE Kelly	8,503,552	—	—	(144,400)	8,359,152
PJ Nestel AO	12,000	—	—	—	12,000
PB Simpson	500	—	—	—	500
LC Read	2,000	—	—	—	2,000

Specified Executives
AJ Husband	58,892	—	26,256	(25,000)	60,148
DR Seaton	—	—	—	—	—
WJ Lancaster (USA)	44,420	—	51,891	(56,311)	40,000
BM Palmer	152,886	—	14,888	(13,048)	154,726
CD Kearney	7,850	—	—	1,000	8,850
RL Erratt	103,532	—	10,328	(10,000)	103,860
			—

Total	9,667,737	—	103,363	(347,759)	9,423,341

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

     Note 20. RELATED PARTY DISCLOSURES
Ultimate parent
Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.
Transactions with related parties in the wholly-owned group

	Novogen Limited
	2005	2004
	$	$
(a) Intercompany balances between Novogen Limited and its wholly owned controlled entities with no fixed term for repayment	94,460,337	90,266,133.
Provision for non-recovery	(94,460,337)	(90,266,133)
(b) Intercompany balances made by wholly owned controlled entities to Novogen Limited with no fixed term for repayment	—	—
No interest is charged on the intercompany balances between wholly owned controlled entities.

     Note 21. REMUNERATION OF AUDITORS

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$	$	$	$
Amounts received or due and receivable by BDO Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	245,067	—	148,305	—
(b) other services in relation to the entity and any other entity in the consolidated entity.	14,500	—	14,500	—

	259,567	—	162,805	—
Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	34,407	220,619	21,597	113,039
(b) other services in relation to the entity and any other entity in the consolidated entity.	8,195	154,953	—	134,203

	42,602	375,572	21,597	247,242

Amounts received or due and receivable by related practice of Ernst & Young Australia for other services in relation to any entity in the economic group.	11,616	195,555	—	—

Amounts received or due and receivable by auditors of other subsidiaries in the economic entity for an audit/review, which are not already disclosed.	30,313	21,657	—	—

	344,098	592,784	184,402	247,242

          Note 22. STATEMENT OF CASHFLOWS

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
(a) RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASHFLOWS FROM OPERATIONS

Operating loss after income tax	(12,281)	(12,579)	(13,752)	1,679
Depreciation and amortisation	1,626	1,721	—	—
Net (gain)/loss on disposal of property, plant and equipment	—	467	—	—

Changes in assets and liabilities

(increase)/decrease in trade debtors	(17)	1,243	—	—
(increase)/decrease in prepayments	44	(277)	73	(231)
(increase)/decrease in other debtors	(391)	171	(18)	51
(increase)/decrease in inventories	(1,615)	(1,976)	—	—
increase/(decrease) in accounts payable	(462)	307	33	—
increase/(decrease) in provisions	(37)	247	11,614	(2,386)
exchange rate change on opening cash	325	137	1,649	(18)

Net cash outflow from operating activities	(12,808)	(10,539)	(401)	(905)

(b) FINANCE LEASES
No plant and equipment was acquired during the year by means of finance leases (2004: $nil).

          Note 23. EARNINGS PER SHARE

	Consolidated
	2005	2004
	$'000	$'000
The following reflects the income and share data used in calculating basic and diluted earnings per share

Net loss	(12,281)	(12,579)

Adjustments:

Net loss attributable to outside equity interests	1,152	1,644

Earnings used in calculating basic and diluted earnings per share	(13,433)	(14,223)

	Number of	Number of
	shares	shares

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	96,839,570	96,306,286

Basic and diluted loss per share — (cents)	(13.9)	(14.8)
Diluted earnings per share:
 The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 15(a) does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.
Potential ordinary shares (non-dilutive) and not included in determining earnings per share 1,351,938 (refer Note 15(b)).
Conversions, call subscriptions or issues after 30 June, 2005
There have been 53,530 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

          Note 24. FINANCIAL INSTRUMENTS
(a)	Interest rate risk exposures

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

		Floating		Fixed		Fixed		Non-interest		Total		Weighted
		Interest Rate		1 year or less		Over 1 to 5 years		bearing				Average Rate
												of Interest
	Note	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	2005	2004
Financial assets
Cash	4	12,777	38,777	—	—	—	—	6,644	1,200	19,421	39,977	1.34%	1.07%
Deposits	4	2,621	3,011	25,218	15,443	—	—	—	—	27,839	18,454	4.26%	5.22%
Receivables	5	—	—	—	—	—	—	3,477	2,936	3,477	2,936	N/A	N/A

		15,398	41,788	25,218	15,443	—	—	10,121	4,136	50,737	61,367

Financial liabilities
Payables	11	—	—	—	—	—	—	5,501	5,963	5,501	5,963	N/A	N/A
Interest bearing liabilities	12	—	—	750	843	15	765	—	—	765	1,608	8.33%	8.42%

		—	—	750	843	15	765	5,501	5,963	6,266	7,571

Net financial assets/(liabilities)		15,398	41,788	24,468	14,600	(15)	(765)	4,620	(1,827)	44,471	53,796

(b)	Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities approximates their carrying value in the Statement of Financial Position, because they are short term and at market rates of interest.

(c)	Credit risk exposures

The consolidated entities maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

Concentration of credit risk The Company minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.

Credit risk is managed in the following way:
(i)	payment terms are 30 days except for some customers who have 60 day terms; and

(ii)	a risk assessment process is used for all customers.

          Note 25. EXPENDITURE COMMITMENTS

	Consolidated		Novogen Limited
	2005	2004	2005	2004
	$'000	$'000	$'000	$'000
(a) Lease commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	199	375	—	—
Later than 1 year but not later than 2 years	218	32	—	—
Later than 2 years but not later than 3 years	247	1	—	—
Later than 3 years but not later than 4 years	248	—	—	—
Later than 4 years but not later than 5 years	192	—	—	—

	1,104	408	—	—

(b) Finance leases **

Commitments in relation to finance leases are payable as follows:
Not later than 1 year	767	899	—	—
Later than 1 year but not later than 2 years	15	767	—	—
Later than 2 years but not later than 3 years	—	15	—	—

Minimum lease payments	782	1,681	—	—
Less: Future finance charges	(17)	(73)	—	—

	765	1,608	—	—

Representing lease liabilities:

Current — (Note 12)	750	843	—	—
Non-current — (Note 12)	15	765	—	—

	765	1,608	—	—

(c) Other expenditure commitments

Research and development contracts for service to be rendered:
Not later than 1 year	3,556	6,200	—	—
Later than 1 year but not later than 2 years	607	912	—	—

	4,163	7,112	—	—

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

** Finance lease commitments have an average term of 4 years with an average interest rate of 8.33%. Assets which are subject to finance leases include building, plant and equipment.

There are no commitments for capital expenditure outstanding at the end of the financial year.

          Note 26. CONTINGENT LIABILITIES
Parent entity guarantees
(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)	The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

          Note 27. SUBSEQUENT EVENTS
There have been no significant events occurring after balance date which have had a material impact on the business.

          Note 28. IMPACT OF ADOPTING AUSTRALIAN EQUIVELANTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
Novogen Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to the Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2004, the company allocated internal resources to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS.
An explanation of how the transition from AGAAP to AIFRS has affected the company and consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the accompanying notes.
The figures disclosed are management’s best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to ongoing work being undertaken by the AIFRS project team; potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC; and emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

PROFORMA STATEMENT OF FINANCIAL PERFORMANCE
for the year ended 30 June, 2005

	Notes		Consolidated			Novogen Limited
			AGAAP	A-IFRS	A-IFRS	AGAAP	A-IFRS	A-IFRS
			actual*	impact	proforma	actual*	impact	proforma
			$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales revenue			13,404		13,404	—		—
Other revenue from ordinary activities			4,274		4,274	878		878

Total Revenue from ordinary activities			17,678	—	17,678	878	—	878

Costs and Expenses

Cost of goods sold			(4,666)		(4,666)	—		—
Research & development			(10,217)		(10,217)	—		—
Selling & promotion			(8,411)		(8,411)	—		—
Shipping and handling			(444)		(444)	—		—
General and administrative	(i	)	(6,163)	(389)	(6,552)	(14,628)	(389)	(15,017)

Total Costs and Expenses before interest and tax			(29,901)	(389)	(30,290)	(14,628)	(389)	(15,017)

Interest expense			(56)		(56)	—		—

(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE			(12,279)	(389)	(12,668)	(13,750)	(389)	(14,139)

INCOME TAX (EXPENSE) RELATING TO ORDINARY ACTIVITIES			(2)		(2)	(2)		(2)

(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE			(12,281)	(389)	(12,670)	(13,752)	(389)	(14,141)

NET (LOSS)			(12,281)	(389)	(12,670)	(13,752)	(389)	(14,141)

NET (LOSS) ATTRIBUTABLE TO OUTSIDE EQUITY INTERESTS			(1,152)		(1,152)	—		—

NET (LOSS) ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED			(11,129)	(389)	(11,518)	(13,752)	(389)	(14,141)

* Reported financial results for the year ended 30 June 2005
(i) Under AASB 2 Share-based Payments, the company would recognise the fair value of options issued to employees as remuneration as an expense on a pro-rata basis in the income statement. Share-based payment costs are not recognised under AGAAP. This would result in a decrease in profit from AGAAP to AIFRS.

PROFORMA STATEMENT OF FINANCIAL POSITION
As at 30 June, 2005

	Notes		Consolidated			Novogen Limited
			AGAAP	A-IFRS	A-IFRS	AGAAP	A-IFRS	A-IFRS
			actual*	impact	proforma	actual*	impact	proforma
			$'000	$'000	$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash			47,260		47,260	15,559		15,559
Receivables			3,477		3,477	56		56
Inventories			5,488		5,488	—		—
Other			821		821	620		620

Total current assets			57,046	—	57,046	16,235	—	16,235

NON-CURRENT ASSETS
Inventories			4,580		4,580	—		—
Property, plant and equipment			5,859		5,859	—		—
Other financial assets			—		—	54		54

Total non-current assets			10,439	—	10,439	54	—	54

TOTAL ASSETS			67,485	—	67,485	16,289	—	16,289

CURRENT LIABILITIES
Payables			5,501		5,501	142		142
Interest bearing liabilities			750		750	—		—
Provisions			474		474	—		—

Total current liabilities			6,725	—	6,725	142	—	142

NON-CURRENT LIABILITIES
Interest bearing liabilities			15		15	—		—
Provisions			253		253	—		—

Total non-current liabilities			268	—	268	—	—	—

TOTAL LIABILITIES			6,993	—	6,993	142	—	142

NET ASSETS			60,492	—	60,492	16,147	—	16,147

EQUITY
Parent equity interest
Contributed equity			176,235		176,235	126,306		126,306
Reserves			(3,413)		(3,413)	—		—
Accumulated losses	(i	)	(116,069)	—	(116,069)	(110,159)	—	(110,159)

Total parent equity interest in equity			56,753	—	56,753	16,147	—	16,147

Total outside equity interest			3,739		3,739	—		—

TOTAL EQUITY			60,492	—	60,492	16,147	—	16,147

* Reported financial results for the year ended 30 June 2005
(i) Under AASB 2 Share-based Payments, the company would recognise the fair value of options issued to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment in equity (retained earnings). The reduced profit amount is also carried through to equity (retained earnings) as an offsetting amount. Share-based payment costs are not recognised under AGAAP. The total amount adjusted is $604,000, which represents $389,000 in the current period and $215,000 from prior financial periods, for options that were granted on or after 7 November 2002 that vest after 1 January 2005. The company has applied the transition provisions under AASB 1.
Restated AIFRS Statement of Cash Flows for the year ended 30 June 2005.
No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.

DIRECTORS’ DECLARATION
In accordance with a resolution of the Directors of Novogen Limited, I state that:
1.	In the opinion of the Directors:
a)	the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:
i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June, 2005 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.	This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

3.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 10, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.
On behalf of the Board,
Christopher Naughton
Managing Director
Sydney, 24 August, 2005

NOVOGEN LIMITED AND CONTROLLED ENTITIES
Independent Audit Report
INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF NOVOGEN LIMITED
          Scope
          The Financial Report and Directors’ Responsibility
The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Novogen Limited (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.
The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.
          Audit Approach
We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.
We formed our audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

NOVOGEN LIMITED AND CONTROLLED ENTITIES
Independent Audit Report
Independence
In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.
The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.
Audit Opinion
In our opinion, the financial report of Novogen Limited is in accordance with:
(a)	the Corporations Act 2001, including:
(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2005 and of its performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.
          BDO
Chartered Accountants
          K R REID
Partner
Dated in Sydney this 24th day of August, 2005

NOVOGEN LIMITED AND CONTROLLED ENTITIES
ASX Additional Information
1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of GM Leppinus (Chairman), PJ Nestel AO, PA Johnston, PB Simpson and LC Read.

3.	The names of the Substantial Shareholders disclosed to the Company are as follows:

Bende Holdings Pty Ltd	6,319,638 Shares
Oppenheimer Funds Inc.	13,462,783 Shares
Josia T.Austin and El Coronado Holdings, LLC	5,304,035 Shares
4.	Distribution of shareholders by size of holding as at 19 August, 2005 was:

Category (size of Holding)	Number of Shareholders	Number of Shares
1 — 1,000	2,262	1,448,594
1,001 — 5,000	2,080	5,457,084
5,001 — 10,000	447	3,509,769
10,001 — 100,000	387	10,534,771
100,001+	44	76,148,974

	5,220	97,099,192

There is only one class of shares and all shareholders have equal voting rights.

5.	The number of shareholdings held in less than marketable parcels is 106.

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 19 August, 2005 were:

NOVOGEN LIMITED AND CONTROLLED ENTITIES
ASX Additional Information

		Number of	% Held of
		Ordinary	Issued
		Fully Paid	Ordinary
		Shares Held	Capital
1.	ANZ Nominees Limited	38,108,383	39.25%
2.	J P Morgan Nominees Australia Limited	8,491,703	8.75%
3.	National Nominees Limited	7,711,177	7.94%
4.	Bende Holdings Pty Limited	6,319,638	6.51%
5.	Citicorp Nominees Pty Limited	2,750,842	2.83%
6.	Leominister Company Limited	2,190,292	2.26%
7.	Mr Graham Edmund Kelly	1,100,000	1.13%
8.	Petlind Pty Limited	1,090,658	1.12%
9.	Werona Investments Pty Ltd	1,000,000	1.03%
10.	Ankerwyke Holdings Pty Ltd	700,000	0.72%
11.	Berne No 132 Nominees Pty Ltd	660,220	0.68%
12.	Westpac Custodian Nominees Limited	594,393	0.61%
13.	Bell Potter Nominees Ltd	589,815	0.61%
14.	Mr Christopher Naughton	532,817	0.55%
15.	Coolawin Road Pty Ltd	503,300	0.52%
16.	Mr Leo Bluett	434,000	0.45%
17.	Jonwood Constructions Pty Ltd	400,000	0.41%
18.	HSBC Custody Nominees (Australia) Limited	358,600	0.37%
19.	Mr Peter Colvin Bradfield	340,001	0.35%
20.	UBS Private Clients Australia Nominees Pty Ltd	309,500	0.32%

		74,185,339	76.40%

7.	The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia. Telephone: +61 2 9878 0088 Facsimile: +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited, Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
Telephone +613 9611 5711 — Facsimile +61 3 9611 5710.
Investor enquiries within Australia 1300 855 080.
E-mail essential.registry@computershare.com.au

10.	Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited. American Depository Receipts (ADR) — an ADR is created with 5 Australian listed shares — are traded on the American NASDAQ exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the London Stock Exchange, AIM market (code MSH) and is also listed on the American NASDAQ National exchange where shares (code MSHL) and warrants (code MSHLW) are traded.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

26 August 2005	By

Ronald Lea Erratt Company Secretary